[FHR Letterhead]

Via EDGAR

May 29, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Full House Resorts, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-193225)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Full House Resorts, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-193225) together with all exhibits and amendments thereto, which was initially filed on January 8, 2014, as amended on March 10, 2014 and April 7, 2014, together with all exhibits thereto.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a). The Company requests that the Commission consent to this application on the grounds that the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were or will be distributed, issued or sold in connection with the offering described in the Registration Statement.

We understand that this application for the withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

We request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at eguidroz@fullhouseresorts.com, with a copy to John Brewer of Greenberg Traurig, LLP, via email at brewerjn@gtlaw.com. The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application, please contact John Brewer of Greenberg Traurig, LLP by telephone at (702) 599-8032. Thank you for your attention to this matter.

Sincerely, FULL HOUSE RESORTS, INC.

By:	/s/ Elaine Guidroz
Elaine Guidroz Secretary and General Counsel

cc:	John Brewer, Greenberg Traurig, LLP